EXHIBIT 21

Forest Laboratories, Inc.

List of Subsidiaries

Subsidiary	Jurisdiction of Incorporation

Cerexa, Inc.	Delaware
Cerexa UK Ltd.	United Kingdom
Commack Properties, Inc.	Delaware
FL Cincinnati I, Inc.	Delaware
FL Holding CV	Netherlands
FLI International LLC	Delaware
Forest Acquisition Corp.	Delaware
Forest Finance B.V.	Netherlands
Forest Healthcare B.V.	Netherlands
Forest Laboratories Canada, Inc.	Canada
Forest Laboratories Holdings Limited	Republic of Ireland
Forest Laboratories Ireland Ltd.	Republic of Ireland
Forest Laboratories UK Ltd.	United Kingdom
Forest Pharmaceuticals, Inc.	Delaware
Forest Research Institute, Inc.	Delaware
Forest Tosara Ltd.	Republic of Ireland
FRXC Company, Inc.	Delaware
Inwood Laboratories, Inc.	New York
Pharmax Healthcare Ltd.	United Kingdom
Pharmax Holding Ltd.	United Kingdom
Tosara Exports Ltd.	Republic of Ireland